January 19, 2012




Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	Progress Software Corp.
	As of December 31, 2011

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of Schedule 13G for the above named company showing beneficial ownership less than 5% as of December 31, 2011 filed on behalf of Eagle
Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:dv
Enclosures

cc:	Office of the Corporate Secretary
	Progress Software Corp.
	14 Oak Park
	Bedford, MA 01730

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.  1)*


	Progress Software Corp.

	(Name of Issuer)


	Common Stock par value $0.01 per share
	(Title of Class of Securities)

	743312100
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).







Page 1 of 5 Pages
CUSIP NO. 552697104                               13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF        5   SOLE VOTING POWER
         SHARES                      1,235,802
      BENEFICIALLY       6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    DECEMBER 31, 2011    7  SOLE DISPOSITIVE POWER
        BY EACH                       1,235,802
       REPORTING         8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,235,802

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              1.93%

12  TYPE OF REPORTING PERSON*

            IA

                  *SEE INSTRUCTION BEFORE FILLING OUT!

                                           Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          	Progress Software Corp.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           	14 Oak Park
		Bedford, MA 01730


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock par value $0.01 per share


Item 2(e)	CUSIP Number:

          	743312100


Item 3    	Type of Reporting Person:

(e) Investment  Adviser  registered  under Section 203 of the
Investment Advisors Act of 1940



Page 3 of 5 Pages
Item 4   	Ownership as of December 31, 2011

         (a)  	Amount Beneficially Owned:

              	2,975,161 shares of common stock beneficially owned including:
                                                       	      No. of Shares
             	 Eagle Asset Management, Inc.                 1,235,802

          (b)  	Percent of Class:              	               1.93%


         (c)	Deemed Voting Power and Disposition Power:

              	(i)            (ii)           	     (iii)         	(iv)
              	                                	      Deemed        	Deemed
            Deemed         Deemed  	      to have 	to have
            to have          to have             Sole Power   	Shared Power
            Sole Power    Shared Power   to Dispose    	to Dispose
            to Vote or      to Vote or         or to         	or to
            to Direct         to Direct          Direct the    	Direct the
            to Vote            to Vote            Disposition   	Disposition

Eagle   1,235,802         ----           	1,235,802      	----
Asset Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                       				(_X_)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of  Members  of the Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         		Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2012	   EAGLE ASSET MANAGEMENT, INC.



                                   		__________________________________
                                   		Damian Sousa
                                  		Vice President
                                   		Chief Compliance Officer















Page 5 of 5 Pages